Exhibit 99.1

NR 15-04

U.S. District Court enters default against Venezuela in proceedings to confirm $740 million award instituted by Gold Reserve

SPOKANE, WASHINGTON, March 30, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report on developments in the proceedings instituted in the U.S. District Court for the District of Columbia to confirm the US $740 million arbitral award dated September 22, 2014 (the “Award”) rendered against the Bolivarian Republic of Venezuela (“Venezuela”).  On March 27, 2015, the Court entered a default against Venezuela following its failure to file an appearance within the prescribed deadlines in the proceedings instituted by the Company.

Legal History Leading up to the Default

On November 26, 2014, the Company filed in the District Court for the District of Columbia a petition to confirm the Award that had been rendered by a tribunal constituted under the Additional Facility Rules of the  International Center for the Settlement of Investment Disputes (“ICSID”) of the World Bank. Once the Award is confirmed, it will be enforceable in the United States as a judgment of the court.

The initial step for the proceeding was to serve Venezuela with the petition and other related documents.  Once served, Venezuela had 60 days to respond with any arguments it believes it has against the petition to confirm.  Since the inception of these proceedings, Venezuela has been willfully avoiding service, refusing, among other things, to authorize its U.S. counsel to accept service.

As a result of that refusal to accept service, on December 31, 2014, the Company initiated service in accordance with the statutory provision of the United States Code, and the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters.

Receipt of the documents on January 8, 2015, was acknowledged by letter from the Venezuelan Foreign Ministry dated January 26, 2015, but only received by the Company’s process server on March 2, 2015.  In this letter, however, Venezuela contested the validity of the service, raising non-meritorious and irrelevant objections to service.  Therefore, the Company believes Venezuela was properly served on January 8, 2015.

As a result, and at the expiry of the 60-day period following the service of the documents, the Company, on March 26, 2015 requested the Clerk of the District Court for the District of Columbia to enter default against Venezuela, on the basis that, as the letter from the Venezuelan Foreign Ministry clearly showed, the documents had been duly received by the proper recipient of the service process.

The Clerk agreed with the position of the Company and entered default on March 27, 2015.  The consequence of the default being entered against Venezuela in respect of appearance is that a default judgment may now be entered against Venezuela upon motion by the Company.

After close of business on March 27, 2015, the same day that the default was entered, U.S. counsel appointed by Venezuela (the same counsel in the ICSID arbitration) entered an appearance for the purpose of opposing the entry of default and requesting that it be set aside.  The Company has responded to Venezuela’s opposition on March 30, 2015 and the matter will be decided by a judge in the near future.

The Company remains firmly committed to the enforcement and collection of the Award, including interest and costs, in full, and will continue to vigorously pursue all available remedies. The Award, now amounting to approximately US $750 million, continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “This is another example of Venezuela being dilatory in its actions regarding the payment of the Award.  The Company will continue to pursue the collection of our Award in a systematic and methodical way until Venezuela realizes that its needs to stop avoiding its international obligations and pay the Award, sooner rather than later. The Company continues to have communications with designated representatives from the Venezuelan government.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”